UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-55261

Glori Energy INC.

(Exact name of registrant as specified in its charter)

4315 South Drive

Houston, Texas 77053

713-237-8880

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.0001 per share
Warrants
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 224 holders of record of common stock; 36 holders of record of warrants.

Pursuant to the requirements of the Securities Exchange Act of 1934, Glori Energy Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 24, 2017

Glori Energy INC.

	By:	/s/ Victor M. Perez
	Name:	Victor M. Perez
	Title:	Chief Financial Officer